SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of May, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Result of AGM


Prudential plc AGM - 2005

Document Regarding Resolutions passed at the AGM on 5 May 2005


Two copies of all resolutions passed as special business at the AGM on 5 May 2005 have been submitted to the UKLA and will shortly be made available via the UKLA's document viewing facility situated at the Financial Services Authority, 25 North Colonnade, Canary Wharf, London, E14 5HS (020 767 1000).

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Results of Annual General Meeting.

Prudential plc held its meeting for shareholders earlier today. All resolutions were put to the meeting and approved on a show of hands. The proxy position at the close of books at 11.00 a.m. on Tuesday, 3 May 2005 is set out below. The number of 5p ordinary shares in issue at that date was 2,375,458,587.



Ordinary Business                                                    FOR                AGAINST        ABSTAIN

1. To receive the Directors' Report and the Financial               1,432,238,487       6,268,961      40,254,577
Statements

2. To approve the Directors' Remuneration Report                    1,378,695,270      27,030,388      73,036,367

3. To re-elect as a Director Mr C P Manning                         1,473,723,361       4,049,868         988,796

4. To re-elect as a Director Mr R G Mendoza                         1,472,882,571       4,620,890       1,258,564

5. To re-elect as a Director Mr G M Wood                            1,473,517,226       4,037,277       1,207,522

6. To elect as a Director Mr J H Ross                               1,475,833,874       1,678,730       1,249,421

7. To elect as a Director Mr M W O Garrett                          1,475,918,726       1,606,299       1,237,000

8. To elect as a Director Mr K B Dadiseth                           1,476,011,360       1,505,213       1,245,452

9. To re-appoint KPMG Audit Plc as Auditors and to authorise        1,474,373,533       2,871,192       1,517,300
the Directors to fix the amount of their remuneration


Special Business


10. Ordinary Resolution: to declare a final dividend of             1,478,398,974         136,955         226,096
10.65 pence per ordinary share

11. Ordinary Resolution: renewal of directors' authority to         1,475,175,217       2,204,289       1,382,519
allot ordinary shares

12. Special Resolution: renewal of authority for                    1,475,824,258       1,455,678       1,482,089
disapplication of pre-emption rights

13. Special Resolution: renewal of authority for purchase of        1,477,122,962         289,703       1,349,360
own shares

14. Special Resolution: amendments to the Articles of               1,477,052,673         298,986       1,410,366
Association



Name of contact and telephone number for queries

Chris Barton, 020 7548 3423

Name and signature of authorised company official responsible for making this notification

Vanessa Jones, Deputy Group Secretary, 020 7548 3805

Date of Notification

5 May 2005



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 5 May, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/
                                             Vanessa Jones
                                             Deputy Group Secretary